Mail Stop 3561

July 20, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California  95762

   **Re: Premier Power Renewable Energy, Inc.**
     **Amendment No. 6 to Registration Statement on Form S-1**
     **Filed June 25, 2009**
     **File No. 333-155241**

Dear Mr. Marks:

  We have reviewed amendment number six to your Form S-1 filed June 25, 2009.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Amendment No. 6 to Registration Statement on Form S-1
Business, page 20
Financing Transaction with Vision Opportunity Fund – September 9, 2008, page 21

1. Please revise your disclosure in the second full paragraph on page 21 to discuss whether any Late Registration Shares have been issued, and why or why not.  In this regard, we note your disclosure in the second full paragraph on page 22 regarding your entry into a material definitive agreement with an acquisition target which results in the amended definition of "Effectiveness Date" taking effect in the Registration Rights Agreement.

2. Please revise the second table on page 22 to include the Securities Purchase Agreement with Vision Opportunity Master Fund dated June 16, 2009, making sure to include explanatory footnote disclosure as appropriate.

Share Exchange Transaction with Rupinvest Sarl and Esdras Ltd., page 23

3. We note that you may issue 3,000,000 shares of restricted common stock to Esdras in the event that certain sales targets are met. Please revise your disclosure to state how these sales targets were determined and, to the extent possible, the likelihood that you believe they will be met.

4. Please revise your discussion on page 23 and throughout your filing, as appropriate, to address the dilutive effect to your shareholders of the potential issuance of 3,000,000 shares of your restricted common stock pursuant to the terms of your Exchange Agreement with Rupinvest Sarl.

Description of Securities, page 48
Series B Convertible Preferred Stock, page 53

5. We note your disclosure in the first paragraph of the above referenced section stating that your summary is qualified in its entirety by reference to the Series B Certificate. Please confirm, if true, that you have discussed all the material terms of the Series B Certificate in this section. If not, please revise your disclosure to do so.

Unaudited Financial Statements for the Fiscal Period Ended March 31, 2009, page F-2
Note 8. Derivative Instruments, page F-13

6. We reviewed your response to comment one in our letter dated June 2, 2009. Although we agree with your assessment that the fair value of your common shares does not exactly equal the publicly traded market prices, we are unclear why you believe the market prices, Level 1 inputs, are not relevant observable inputs and should be disregarded in determining the fair value of your common stock. In order to assist us in evaluating your response, please provide us with the following additional information:

   a. Please tell us in reasonable detail how you concluded your common stock is not actively traded. In doing so, clarify why transaction frequency and volumes are insufficient to provide ongoing pricing information. Please note that a general comparison of your trading activity to that of all NASDAQ-listed companies does not provide ample evidence to support your claim that trading volumes are insufficient. Please include your consideration of the following factors in your response:
      - The relevance and reliability of the information on which people are basing their trading decisions.
      - Whether there has been any extreme volatility in the stock price or wide spreads between bid and ask prices.
      - The frequency and volume of transaction surrounding each valuation date.

      b. Please note that it is the SEC Staff and FASB Staff's views that a quoted market price in an active market for an identical asset is most representative of fair value and thus is required to be used, generally without adjustment, in fair value measurements. Furthermore, transactions in inactive markets, although likely not determinative, should be considered in management's estimate of fair value if those transactions are orderly. Accordingly, please tell us in detail why you do not consider recent prices from actual sales of your common stock to be relevant observable inputs.

      c. Fair value, as defined by SFAS 157, is the price that would be received to sell an asset or transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions. Please tell us if you believe that the persons who have traded in your stock are not marketplace participants or the transactions are not orderly such that you believe it is appropriate to disregard publicly traded stock prices in estimating fair value. Please note that entity-specific assumptions can only be used when consistent with those of a market participant.

      d. We note that the independent valuation performed as of March 31, 2009 appears to use only one valuation method for determining the fair value of your common stock. Please tell us what consideration was given to using multiple valuation techniques to compute a range of fair value estimates in determining the point within that range that is most representative of fair value. Considering the use of a single valuation approach generally does not enable you to highlight weaknesses in approaches and/or assumptions and inconsistencies in logic, please tell us how you corroborated the fair value of your common stock determined by the independent valuation.

## Note 9. Stock-Based Compensation, page F-14

7. We reviewed your response to comment two in our letter dated June 2, 2009. It also appears from your disclosures that you utilized the underlying share price when determining the terms of the awards. Please note that paragraph A18 of SFAS 123(R) indicates that an entity must take into account the current price of the underlying shares in valuing the stock options. Since there is an observable market price for your common stock, please revise your calculations of stock-based compensation to use your actual market price on the grant date rather than a price determined by an independent valuation.

## Note 13. Subsequent Events, page F-16

8. Please provide us with the significance tests for your acquisition of Rupinvest Sarl. Refer to Rule 3-05 of Regulation S-X and Item 17 of Form 20-F. In addition, please tell us how you valued under SFAS 141(R) the 3,000,000 contingent shares that may be transferred to the seller based on sales achieved by the acquiree over a three year period.

9. We note that you issued 2.8 million shares of Series B Convertible Preferred Stock to Vision Opportunity Master Fund, Ltd. ("Vision") on June 16, 2009 in return for $3 million in cash and the cancellation of warrants for 3.5 million shares. We further note that Vision agreed, as part of the transaction, that no adjustment would be made to the conversion price of the Series A Preferred Stock. Please address the following items related to this transaction:

    a. Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether or not you recognized a gain or loss on the exchange and how that gain or loss was calculated. If you did recognize a gain or loss, please clarify if it was recorded in income or reflected in equity as a capital transaction.

    b. Tell us the transaction date fair values of the warrant and Series A conversion feature derivative liabilities extinguished in this transaction and explain in sufficient detail how you determined those fair values.

    c. Tell us how you determined the fair value of the Series B Convertible Preferred Stock upon issuance and if you recorded a beneficial conversion feature. In doing so, please clarify how you determined the deemed proceeds received in calculating the effective conversion price.

    d. Provide us with the journal entries you recorded for this transaction.

\*      \*      \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, Review Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

                           Sincerely,


                           H. Christopher Owings
                           Assistant Director


cc:    Kevin K. Leung, Esq.
        Dominador Tolentino, Jr., Esq.
        Jamie H. Kim, Esq.